
January 3, 2024

Christopher Hall
President and Chief Executive Officer
Personalis, Inc.
6600 Dumbarton Circle
Fremont, California, 94555

      Re: Personalis, Inc.
          Registration Statement on Form S-3
          Filed December 21, 2023
          File No. 333-276206

Dear Christopher Hall:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Conlon Danberg at 202-551-4466 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Industrial Applications and Services

cc: Asa M. Henin, Esq.